CORPORATE ACCESS NUMBER: 2015773548

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMALGAMATION

ENERPLUS CORPORATION
IS THE RESULT OF AN AMALGAMATION FILED ON 2011/01/01.

Articles of Amalgamation
For
ENERPLUS CORPORATION

Share Structure:	THE ANNEXED SCHEDULE "A" IS INCORPORATED INTO AND FORMS PART OF THIS FORM.
Share Transfers Restrictions:	NONE.
Number of Directors:	
Min Number of Directors:	1
Max Number of Directors:	15
Business Restricted To:	NONE.
Business Restricted From:	NONE.
Other Provisions:	THE ANNEXED SCHEDULE "B" IS INCORPORATED INTO AND FORMS PART OF THIS FORM.

Registration Authorized By: DAVID A. MCCOY
OFFICER

SCHEDULE "A"
ARTICLES OF AMALGAMATION
OF
ENERPLUS CORPORATION
(the "Corporation")

(Share Structure)

The Corporation is authorized to issue an unlimited number of Common Shares and a number of Preferred Shares which shall be limited to an amount equal to not more than one-quarter of the number of issued and outstanding Common Shares at the time of issuance of any such Preferred Shares. The rights, privileges, restrictions and conditions attached to the Common Shares and Preferred Shares are as follows:

Common Shares

1. The rights of the holders of the Common Shares are equal in all respects and include the following rights:

a) to vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote;

b) subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive any dividend declared by the Corporation on the Common Shares; and

c) subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive the remaining property of the Corporation upon dissolution.

Preferred Shares

1. Subject to the provisions of the Business Corporations Act (Alberta), the Preferred Shares may be issued from time to time in one or more series with such rights, restrictions, privileges, conditions and designations attached thereto (including, without limitation, any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of the Corporation, any sinking fund or other provisions) as shall be fixed from time to time before issuance by any resolution or resolutions providing for the issue of the shares of any series which may be passed by the board of directors of the Corporation and confirmed and declared by articles of amendment.

2. Subject to the provisions of the Business

Corporations Act (Alberta), the Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series, provided, however, that when in the case of any of such shares any cumulative dividends or amounts payable on a return of capital are not paid in full in accordance with their respective terms, the Preferred Shares of all series shall participate rateably in respect of such dividends (including all unpaid accumulated dividends which for such purpose shall be calculated as if the same were accruing up to the date of payment) in accordance with the sums which would be payable on said shares if all such dividends were declared and paid in full in accordance with their respective terms, and on any return of capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full in accordance with their respective terms, and provided further that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the said shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends as aforesaid. Reference to one class or series of shares ranking on a parity with another class or series of shares shall mean ranking on a parity with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary to the extent of their respective rights in that connection.

3. The Preferred Shares shall be entitled to preference over the Common Shares of the Corporation and any other shares of the Corporation ranking junior to the said Preferred Shares with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, to the extent fixed in the case of each respective series, and may also be given such other preferences over the Common Shares of the Corporation and any other shares of the Corporation ranking junior to the said Preferred Shares as may be fixed in the case of each such series.

SCHEDULE "B"
ARTICLES OF AMALGAMATION
OF
ENERPLUS CORPORATION
(the "Corporation")

(Other Rules or Provisions)

1. The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

2. Meetings of shareholders of the Corporation may be held at any place within or outside of Alberta as the directors of the Corporation may determine.

Amalgamate Alberta Corporation - Registration Statement

Alberta Registration Date: 2011/01/01

Corporate Access Number: 2015773548

Service Request Number:	15685093
Alberta Corporation Type:	Named Alberta Corporation
Legal Entity Name:	ENERPLUS CORPORATION
French Equivalent Name:	
Nuans Number:	
Nuans Date:	
French Nuans Number:	
French Nuans Date:	

REGISTERED ADDRESS

Street:	3000, 333 - 7 AVENUE SW
Legal Description:	
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 2Z1

RECORDS ADDRESS

Street:	3000, 333 - 7 AVENUE SW
Legal Description:	
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 2Z1

ADDRESS FOR SERVICE BY MAIL

Post Office Box:	
City:	
Province:	
Postal Code:	
Internet Mail ID:	

Share Structure:	THE ANNEXED SCHEDULE "A" IS INCORPORATED INTO AND FORMS PART OF THIS FORM.
Share Transfers Restrictions:	NONE.
Number of Directors:	
Min Number Of Directors:	1
Max Number Of Directors:	15

Business Restricted To:	NONE.
Business Restricted From:	NONE.
Other Provisions:	THE ANNEXED SCHEDULE "B" IS INCORPORATED INTO AND FORMS PART OF THIS FORM.
Professional Endorsement Provided:	
Future Dating Required:	
Registration Date:	2011/01/01

Director

Last Name:	KERR
First Name:	GORDON
Middle Name:	J.
Street/Box Number:	3000, 333 - 7 AVENUE SW
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 2Z1
Country:	
Resident Canadian:	Y
Named On Stat Dec:	

Last Name:	MARTIN
First Name:	DOUGLAS
Middle Name:	R.
Street/Box Number:	3000, 333 - 7 AVENUE SW
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 2Z1
Country:	
Resident Canadian:	Y
Named On Stat Dec:	

Last Name:	DODGE
First Name:	EDWIN
Middle Name:	V.
Street/Box Number:	3000, 333 - 7 AVENUE SW
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 2Z1
Country:	
Resident Canadian:	Y
Named On Stat Dec:	

Last Name: HODGINS
First Name: ROBERT
Middle Name: B.
Street/Box Number: 3000, 333 - 7 AVENUE SW
City: CALGARY
Province: ALBERTA
Postal Code: T2P 2Z1
Country:
Resident Canadian: Y
Named On Stat Dec:

Last Name: O'BRIEN
First Name: DAVID
Middle Name: P.
Street/Box Number: 3000, 333 - 7 AVENUE SW
City: CALGARY
Province: ALBERTA
Postal Code: T2P 2Z1
Country:
Resident Canadian: Y
Named On Stat Dec:

Last Name: ROANE
First Name: GLEN
Middle Name: D.
Street/Box Number: 3000, 333 - 7 AVENUE SW
City: CALGARY
Province: ALBERTA
Postal Code: T2P 2Z1
Country:
Resident Canadian: Y
Named On Stat Dec:

Last Name: SETH
First Name: W.
Middle Name: C. (MIKE)
Street/Box Number: 3000, 333 - 7 AVENUE SW
City: CALGARY
Province: ALBERTA
Postal Code: T2P 2Z1
Country:
Resident Canadian: Y
Named On Stat Dec:

Last Name: WEST
First Name: DONALD
Middle Name: T.
Street/Box Number: 3000, 333 - 7 AVENUE SW
City: CALGARY
Province: ALBERTA
Postal Code: T2P 2Z1
Country:
Resident Canadian: Y
Named On Stat Dec:

Last Name: WHEELER
First Name: HARRY
Middle Name: B.
Street/Box Number: 3000, 333 - 7 AVENUE SW
City: CALGARY
Province: ALBERTA
Postal Code: T2P 2Z1
Country:
Resident Canadian: Y
Named On Stat Dec:

Last Name: WOITAS
First Name: CLAYTON
Middle Name: H.
Street/Box Number: 3000, 333 - 7 AVENUE SW
City: CALGARY
Province: ALBERTA
Postal Code: T2P 2Z1
Country:
Resident Canadian: Y
Named On Stat Dec:

Last Name: ZORICH
First Name: ROBERT
Middle Name: L.
Street/Box Number: 3000, 333 - 7 AVENUE SW
City: CALGARY
Province: ALBERTA
Postal Code: T2P 2Z1
Country:
Resident Canadian:
Named On Stat Dec:

Last Name:	PEW
First Name:	ELLIOTT
Middle Name:	
Street/Box Number:	3000, 333 - 7 AVENUE SW
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 2Z1
Country:	
Resident Canadian:	
Named On Stat Dec:	

Amalgamating Corporation

Corporate Access Number	Legal Entity Name
209672278	ENERPLUS RESOURCES CORPORATION
2010227003	ENERPLUS OIL & GAS LTD.
2011079072	ENERPLUS HOLDINGS II LTD.
2011079387	ENERPLUS ECT RESOURCES LTD.
2012393373	1239337 ALBERTA ULC
2012393514	1239351 ALBERTA ULC
2015527779	ENERPLUS CORPORATION
2015618198	ENERMARK MANAGEMENT INC.
2015772417	ENERMARK INC.

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Other Rules or Provisions	ELECTRONIC	2011/01/01
Articles/Plan of Arrangement/Court Order	10000407103490027	2011/01/01
Share Structure	ELECTRONIC	2011/01/01

Registration Authorized By: DAVID A. MCCOY
OFFICER

SCHEDULE "A"
ARTICLES OF AMALGAMATION
OF
ENERPLUS CORPORATION
(the "Corporation")

(Share Structure)

The Corporation is authorized to issue an unlimited number of Common Shares and a number of Preferred Shares which shall be limited to an amount equal to not more than one-quarter of the number of issued and outstanding Common Shares at the time of issuance of any such Preferred Shares. The rights, privileges, restrictions and conditions attached to the Common Shares and Preferred Shares are as follows:

Common Shares

1. The rights of the holders of the Common Shares are equal in all respects and include the following rights:

a) to vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote;

b) subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive any dividend declared by the Corporation on the Common Shares; and

c) subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive the remaining property of the Corporation upon dissolution.

Preferred Shares

1. Subject to the provisions of the Business Corporations Act (Alberta), the Preferred Shares may be issued from time to time in one or more series with such rights, restrictions, privileges, conditions and designations attached thereto (including, without limitation, any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of the Corporation, any sinking fund or other provisions) as shall be fixed from time to time before issuance by any resolution or resolutions providing for the issue of the shares of any series which may be passed by the board of directors of the Corporation and confirmed and declared by articles of amendment.

2. Subject to the provisions of the Business

Corporations Act (Alberta), the Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series, provided, however, that when in the case of any of such shares any cumulative dividends or amounts payable on a return of capital are not paid in full in accordance with their respective terms, the Preferred Shares of all series shall participate rateably in respect of such dividends (including all unpaid accumulated dividends which for such purpose shall be calculated as if the same were accruing up to the date of payment) in accordance with the sums which would be payable on said shares if all such dividends were declared and paid in full in accordance with their respective terms, and on any return of capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full in accordance with their respective terms, and provided further that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the said shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends as aforesaid. Reference to one class or series of shares ranking on a parity with another class or series of shares shall mean ranking on a parity with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary to the extent of their respective rights in that connection.

3. The Preferred Shares shall be entitled to preference over the Common Shares of the Corporation and any other shares of the Corporation ranking junior to the said Preferred Shares with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, to the extent fixed in the case of each respective series, and may also be given such other preferences over the Common Shares of the Corporation and any other shares of the Corporation ranking junior to the said Preferred Shares as may be fixed in the case of each such series.

SCHEDULE "B"
ARTICLES OF AMALGAMATION
OF
ENERPLUS CORPORATION
(the "Corporation")

(Other Rules or Provisions)

1. The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

2. Meetings of shareholders of the Corporation may be held at any place within or outside of Alberta as the directors of the Corporation may determine.

10000407103490027

CA#: 2015773548

ALBERTA REGISTRIES

ARTICLES OF ARRANGEMENT
Business Corporations Act
Section 193

1. NAME OF CORPORATION:

Enerplus Corporation

2. CORPORATE ACCESS NO.

2015773548

3. IN ACCORDANCE WITH THE ORDER APPROVING THE ARRANGEMENT, THE ARTICLES OF THE CORPORATION ARE AMENDED AS FOLLOWS:

The Corporation is the corporation resulting from the amalgamation of Enerplus Corporation, 1239337 Alberta ULC, 1239351 Alberta ULC, EnerMark Inc., Enerplus Resources Corporation, Enerplus Oil & Gas Ltd., Enerplus Holdings II Ltd., Enerplus ECT Resources Ltd. and EnerMark Management Inc., in accordance with the Order of the Court of Queen's Bench of Alberta dated December 10, 2010, a copy of which is attached hereto as Schedule "A" (which is incorporated into and forms a part hereof), approving an arrangement pursuant to section 193 of the *Business Corporations Act* (Alberta) (the "Plan of Arrangement"), a copy of which is attached hereto as Schedule "B" (which is incorporated into and forms a part hereof), involving Enerplus Resources Fund, Enerplus Exchangeable Limited Partnership, EnerMark Inc., Enerplus Corporation, Enerplus Commercial Trust, Enerplus ECT Resources Ltd., Enerplus Holdings II Ltd., Enerplus Finance Limited Partnership, Enerplus Limited Partnership II, EnerMark Management Inc., 1239351 Alberta ULC, Enerplus FET Trust, Enerplus Oil & Gas Ltd., Enerplus Resources Corporation, 1239337 Alberta ULC, the holders of trust units of Enerplus Resources Fund and the holders of class B limited partnership units of Enerplus Exchangeable Limited Partnership.

ELECTRONICALLY FILED WITH
ALBERTA REGISTRIES ON
JAN 0 1 2011
by BLAKE, CASSELS & GRAYDON LLP
Corporate Services

DATE	SIGNATURE	NAME AND TITLE
January 1, 2011	[signature]	Print Name: David A. McCoy Print Title: Vice President, General Counsel & Corporate Secretary

This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act.

30974003.1

SCHEDULE "A"

Clerk's stamp:

COURT FILE NUMBER 1001-15446

COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL CENTRE OF **CALGARY**

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, C. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ENERPLUS RESOURCES FUND, ENERPLUS EXCHANGEABLE LIMITED PARTNERSHIP, ENERMARK INC., ENERPLUS CORPORATION, ENERPLUS COMMERCIAL TRUST, ENERPLUS ECT RESOURCES LTD., ENERPLUS HOLDINGS II LTD., ENERPLUS FINANCE LIMITED PARTNERSHIP, ENERPLUS LIMITED PARTNERSHIP II, ENERMARK MANAGEMENT INC., 1239351 ALBERTA ULC, ENERPLUS FET TRUST, ENERPLUS OIL & GAS LTD., ENERPLUS RESOURCES CORPORATION, 1239337 ALBERTA ULC, THE HOLDERS OF TRUST UNITS OF ENERPLUS RESOURCES FUND AND THE HOLDERS OF CLASS B LIMITED PARTNERSHIP UNITS OF ENERPLUS EXCHANGEABLE LIMITED PARTNERSHIP

DOCUMENT **FINAL ORDER**

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT

BLAKE, CASSELS & GRAYDON LLP
3500, 855 – 2nd Street S.W.
Calgary, AB T2P 4J8
Attn: David Tupper/Melanie Gaston
Telephone: 403-260-9722/403-260-9732
Facsimile: 403-260-9712/403-260-9700
File Ref.: 85337/128

DATE ON WHICH ORDER WAS PRONOUNCED: **DECEMBER 10, 2010**

NAME OF JUDGE WHO MADE THIS ORDER: **THE HONOURABLE MADAME JUSTICE K.M. EIDSVIK**

FINAL ORDER

UPON the Petition (the "**Petition**") of Enerplus Resources Fund (the "**Fund**"), Enerplus Exchangeable Limited Partnership ("**EELP**"), EnerMark Inc. ("**EnerMark**") and Enerplus Corporation ("**Newco**") (collectively, the "**Petitioners**");

AND UPON reading the Petition and the Affidavits of Robert J. Waters, the Senior Vice-President and Chief Financial Officer of EnerMark (on its own behalf and in its capacity as administrator of the Fund and general partner of EELP) and Newco, sworn on October 22, 2010, and December 9, 2010;

AND UPON hearing counsel for the Petitioners;

AND UPON being advised that the Executive Director of the Alberta Securities Commission (the "**Executive Director**") has been served with notice of this application as required by subsection 193(8) of the *Business Corporations Act*, R.S.A. 2000, c. B-9 (the "**ABCA**") and that the Executive Director neither consents to nor opposes this application;

AND UPON IT APPEARING that a special meeting (the "**Meeting**") of the holders (the "**Trust Unitholders**") of trust units of the Fund ("the "**Trust Units**") and the holders (the "**EELP Unitholders**") of the Class B limited partnership units of EELP (the "**EELP Units**" and together with the Trust Units, the "**Units**"), was called and conducted in accordance with the Interim Order of this Honourable Court, dated October 22, 2010 (the "**Interim Order**"), that the required quorum was present at the Meeting, and that the Trust Unitholders and EELP Unitholders (collectively, the "**Unitholders**") approved the Arrangement in the manner and by the requisite majority provided for in the Interim Order;

AND UPON it appearing that it is not practicable to effect the transactions contemplated by the Arrangement under any provision of the ABCA other than section 193;

AND UPON BEING SATISFIED, based upon the evidence presented, that the terms and conditions of the Arrangement and the procedures relating thereto are fair and reasonable to the Unitholders and that the Arrangement ought to be approved;

AND UPON BEING ADVISED that the approval of the Arrangement by this Court will constitute the basis for an exemption from the registration requirements of the *United States Securities Act of 1933*, as amended, pursuant to section 3(a)(10) thereof, with respect to the shares of Newco to be issued under the Arrangement;

IT IS HEREBY ORDERED DECLARED AND DIRECTED THAT:

1. The Plan of Arrangement proposed by the Petitioners is hereby approved by this Court under Section 193 of the ABCA and will, upon the filing of the Articles of Arrangement under the ABCA, become effective in accordance with its terms and be binding upon the Unitholders, the other parties to the Arrangement and all other persons.

2. The terms and conditions of the Arrangement, and the procedures relating thereto, are fair and reasonable, substantively and procedurally, to the Unitholders, and to other affected parties.

3. The Articles of Arrangement with respect to the Arrangement shall be filed pursuant to Section 193 of the ABCA on such date as the Petitioners determine.

4. Service of notice of this application, the notices in respect to the Meeting, and of the Interim Order is hereby deemed good and sufficient.

5. Service of this Order shall be made on all such persons who appeared on this application, either by counsel or in person, and upon the Executive Director.

6. The Petitioners or any of them shall be entitled at any time to seek leave to vary this Order or to seek the advice and direction of this Court as to the implementation of this Order.

J.C.Q.B.A.

SCHEDULE "B"

Plan of Arrangement under Section 193
of the
***Business Corporations Act* (Alberta)**

ARTICLE 1
INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) **"ABCA"** means the *Business Corporations Act* (Alberta) R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) **"Arrangement", "herein", "hereof", "hereto", "hereunder"** and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular section or other portion hereof;

(c) **"Arrangement Agreement"** means the agreement dated as of October 22, 2010 among the Fund, EELP, EnerMark and Newco with respect to the Arrangement, and all amendments thereto;

(d) **"Arrangement Parties"** means the Fund, EELP, EnerMark, Newco, ECT, ECT Trustco, EH II, ELP Finance, ELP II, EMI, EnerMark Holdco, Enerplus FET Trust, EOG, ERC and Finance GP;

(e) **"Arrangement Resolution"** means the extraordinary resolution of the Unitholders to approve the Arrangement substantially in the form included in the Information Circular, to be voted on at the Meeting;

(f) **"Articles of Arrangement"** means the articles in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

(g) **"Certificate"** means the certificate which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA or, if no certificate is to be issued, the proof of filing in respect of the Arrangement;

(h) **"Common Shares"** mean the common shares in the capital of Newco;

(i) **"Court"** means the Court of Queen's Bench of Alberta;

(j) **"Depositary"** means Computershare Investor Services Inc. or such other trust company as may be designated by the Fund and Newco;

(k) **"ECT"** means Enerplus Commercial Trust, a trust established under the laws of the Province of Alberta and a subsidiary of the Fund;

(l) **"ECT Trustco"** means Enerplus ECT Resources Ltd., a corporation organized under the ABCA, the trustee of ECT and a subsidiary of the Fund;

(m) **"EELP"** means Enerplus Exchangeable Limited Partnership, a limited partnership established under the laws of the Province of Alberta and a subsidiary of the Fund;

(n) **"EELP LP Agreement"** means the amended and restated limited partnership agreement dated February 13, 2008, as amended December 22, 2008, between EnerMark and Focus Commercial Trust, as may be amended, supplemented or restated from time to time, pursuant to which EELP was created;

(o) **"EELP Unitholders"** means the holders of EELP Units;

(p) **"EELP Units"** means the Class B limited partnership units of EELP, which are exchangeable for no additional consideration into Trust Units on the basis of 0.425 of a Trust Unit for each EELP Unit;

(q) **"Effective Date"** means the date the Arrangement is effective under the ABCA;

(r) **"Effective Time"** means 12:01 a.m. (Calgary time), or such other time as may be agreed to by the Fund, EELP, EnerMark and Newco, on the Effective Date;

(s) **"EH II"** means Enerplus Holdings II Ltd., a corporation organized under the laws of the Province of Alberta and a subsidiary of the Fund;

(t) **"ELP Finance"** means Enerplus Finance Limited Partnership, a limited partnership established under the laws of the Province of Alberta and a subsidiary of the Fund;

(u) **"ELP II"** means Enerplus Limited Partnership II, a limited partnership established under the laws of the Province of Alberta and a subsidiary of the Fund;

(v) **"EMI"** means EnerMark Management Inc., a corporation organized under the laws of the Province of Alberta and subsidiary of the Fund;

(w) **"EnerMark"** means EnerMark Inc., a corporation organized under the laws of the Province of Alberta and a subsidiary of the Fund;

(x) **"EnerMark Holdco"** means 1239351 Alberta ULC, an unlimited liability corporation organized under the laws of the Province of Alberta and a subsidiary of the Fund;

(y) **"EnerMark Holdco Note"** means the unsecured promissory note issued by EnerMark Holdco to ELP Finance in the principal amount of $367,000,000;

(z) **"EnerMark Grid Note"** means the unsecured, subordinated promissory note issued by EnerMark to Finance GP;

(aa) **"Enerplus FET Trust"** means Enerplus FET Trust, a trust established under the laws of the Province of Alberta and a subsidiary of the Fund;

(bb) **"EOG"** means Enerplus Oil & Gas Ltd., a corporation organized under the laws of the Province of Alberta and a subsidiary of the Fund;

(cc) **"ERC"** means Enerplus Resources Corporation, a corporation organized under the laws of the Province of Alberta and a subsidiary of the Fund;

(dd) **"ERC Royalty Indenture"** means the amended and restated royalty indenture dated May 30, 2008 between ERC and Computershare Trust Company of Canada, providing for the creation and issuance of the ERC Royalty Units;

(ee) **"ERC Royalty Units"** means the royalty units of ERC issued pursuant to the ERC Royalty Indenture, all of which are held by the Fund;

(ff) **"ERC/EELP Note"** means a demand, non-interest bearing promissory note to be issued by ERC to EELP as consideration for ERC's purchase of the 383 Note and 664 Note, in a principal amount equal to the aggregate fair market value of the 383 Note and 664 Note;

(gg) **"ERC/ELP Note"** means a demand, non-interest bearing promissory note to be issued by ERC to ELP Finance as consideration for ERC's purchase of the EnerMark Grid Note, in a principal amount equal to the fair market value of the EnerMark Grid Note;

(hh) **"Final Order"** means the final order of the Court approving this Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(ii) **"Finance GP"** means 1239337 Alberta ULC, an unlimited liability corporation organized under the laws of the Province of Alberta, the general partner of ELP Finance and a subsidiary of the Fund;

(jj) **"Fund"** means Enerplus Resources Fund, an unincorporated trust established under the laws of the Province of Alberta;

(kk) **"Fund DRIP"** means the Fund's Trust Unit Monthly Distribution Reinvestment and Unit Purchase Plan;

(ll) **"Fund URP"** means the unitholder rights plan of the Fund created pursuant to an Amended and Restated Unitholder Rights Plan Agreement between the Fund and Computershare Trust Company of Canada dated as of May 9, 2008;

(mm) **"Fund URP Rights"** means the rights to acquire Trust Units under the Fund URP;

(nn) **"Fund/EH II Note"** means a demand, non-interest bearing promissory note to be issued by the Fund to EH II as consideration for the Fund's purchase of all units of ECT owned by EH II, in a principal amount equal to the fair market value of such ECT units;

(oo) **"Information Circular"** means the information circular and proxy statement to be prepared by the Fund and EELP and forwarded as part of the proxy solicitation materials to Unitholders in respect of the Meeting;

(pp) **"Interim Order"** means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and direction with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(qq) **"Letter of Transmittal"** means the applicable form of letter of transmittal pursuant to which a registered Unitholder is required to deliver certificates representing Trust Units or EELP Units, as applicable, in order to receive a certificate for the Common Shares issued to the Unitholders pursuant to the Arrangement;

(rr) **"Meeting"** means the special meeting of Unitholders to be held to consider, among other things, the Arrangement and other related matters, and any adjournment thereof;

(ss) **"Newco"** means Enerplus Corporation, a corporation organized under the laws of the Province of Alberta (and includes, after the amalgamation contemplated in subsection 3.1(k) of this Plan of Arrangement, Newco Amalco);

(tt) **"Newco Amalco"** means the corporation to be known as "Enerplus Corporation" resulting from the amalgamation under the ABCA of Newco, Finance GP, EnerMark Holdco, EMI, EnerMark, ERC, EOG, EH II and ECT Trustco as contemplated in subsection 3.1(k) of this Plan of Arrangement;

(uu) **"Plan of Arrangement"** means this plan of arrangement, as amended, modified or supplemented from time to time in accordance with Section 6.1 of the Arrangement Agreement and Article 5 hereof;

(vv) **"Registrar"** means the Registrar appointed under Section 263 of the ABCA;

(ww) **"Special Voting Right"** means the special voting right issued by the Fund to Computershare Trust Company of Canada, as voting and exchange trustee on behalf of the EELP Unitholders, entitling such holders to vote, consent to or otherwise act at a meeting of the Trust Unitholders;

(xx) **"subsidiary"** has the meaning ascribed thereto in Section 1.1 of National Instrument 45-106 – *Prospectus and Registration Exemptions*, as in force on the date hereof;

(yy) **"Tax Act"** means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

(zz) **"Trust Indenture"** means the amended and restated trust indenture dated May 30, 2008 among EnerMark, ERC and the Trustee, as may be amended, supplemented or restated from time to time, pursuant to which the Fund was created;

(aaa) **"Trust Unitholders"** means the holders of Trust Units;

(bbb) **"Trust Units"** means the trust units of the Fund;

(ccc) **"Trustee"** means Computershare Trust Company of Canada, in its capacity as trustee of the Fund under the Trust Indenture;

(ddd) **"TURIP"** means (i) prior to the Effective Time, the Fund's Trust Unit Rights Incentive Plan dated effective June 21, 2001 (as amended and restated effective May 9, 2008) pursuant to which rights to acquire Trust Units may be granted, and (ii) following the Effective Time, the Rights Incentive Plan of Newco pursuant to which rights to acquire Common Shares may be granted;

(eee) **"TURIP Rights"** means, prior to the Effective Time, rights to acquire Trust Units and, following the Effective Time, rights to acquire Common Shares, in each case pursuant to the TURIP;

(fff) **"Unitholders"** means, collectively, the Trust Unitholders and EELP Unitholders;

(ggg) **"383 Note"** means a promissory note with a principal amount of $383,077,711 (as may be adjusted) issued by EnerMark (as successor by amalgamation to FET Energy Ltd.) to EELP; and

(hhh) **"664 Note"** means a promissory note with a principal amount of $663,766,435 (as may be adjusted) issued by EnerMark (as successor by amalgamation to FET Energy Ltd.) to EELP.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, government, regulatory authority, syndicate or other entity, whether or not having legal status.

1.5 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.6 If, for the purposes of Section 4.2 hereof, any date on which any action is required to be taken hereunder by any of the parties is not a Business Day (as defined below) in the place where the action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day in such place (and for the purposes hereof the definition of **"Business Day"** shall refer to a day, other than a Saturday or Sunday, when the banks in such place are generally open for business).

1.7 Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

ARTICLE 2
PURPOSE AND EFFECT OF THE ARRANGEMENT AND ARRANGEMENT AGREEMENT

2.1 The following is intended to be a general statement of the purpose of the Arrangement and is qualified in its entirety by the specific provisions of the Arrangement:

> The purpose of the Arrangement is to effect a reorganization and restructuring of the Fund in a manner that provides consistent and equitable treatment among the Unitholders and maintains the business and goodwill of the Fund as a publicly listed going concern through the continuing entity, Newco Amalco. The reorganization will, among other things, result in the Unitholders becoming holders of Common Shares.

2.2 The Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.3 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) the Unitholders; (ii) the Fund; (iii) EELP; (iv) EnerMark; (v) Newco; and (vi) all other Arrangement Parties.

2.4 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(10) of the ABCA.

ARTICLE 3
ARRANGEMENT

3.1 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

Termination of Fund URP

(a) The Fund URP shall terminate and cease to have any further force or effect and the Fund URP Rights shall be cancelled;

Amendments to the Trust Indenture, EELP LP Agreement and Other Constating Documents

(b) the Trust Indenture, the EELP LP Agreement and the other constating documents of the Arrangement Parties, EELP LP Agreement shall be amended to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions contemplated herein;

Exchange of Trust Units for Common Shares

(c) each outstanding Trust Unit held by Trust Unitholders shall, without any further action on behalf of such Trust Unitholders, be transferred to Newco (free and clear of all liens, claims and encumbrances) in exchange for one (1) Common Share;

(d) upon issuance of the Common Shares in accordance with Section 3.1(c), there shall be added to the stated capital account maintained for the Common Shares an amount determined by the board of directors of Newco in accordance with subsection 28(3) of the ABCA;

Exchange of EELP Units for Common Shares

(e) each outstanding EELP Unit held by EELP Unitholders shall, without any further action on behalf of such EELP Unitholders, be transferred to Newco (free and clear of all liens, claims and encumbrances) in exchange for 0.425 of a Common Share, subject to the rounding provisions of this Plan of Arrangement;

(f) upon issuance of the Common Shares in accordance with Section 3.1(e), there shall be added to the stated capital account maintained for the Common Shares an amount determined by the board of directors of Newco in accordance with subsection 28(3) of the ABCA;

Cancellation of Initial Common Share

(g) the one (1) Common Share issued to the Fund in connection with the incorporation of Newco shall be purchased for cancellation by Newco for consideration of $10, and such Common Share shall be cancelled;

Adjustment to TURIP Rights

(h) in accordance with the terms of the TURIP, each outstanding TURIP Right shall be adjusted to provide that each TURIP Right shall, following the Effective Time, entitle the holder thereof to purchase an equivalent number of Common Shares in lieu of Trust Units on the same basis, terms and conditions and at the same price as such TURIP Right was exercisable for Trust Units prior to the Effective Time (subject to subsequent adjustment for the payment of dividends as provided in the TURIP) and, following the Effective Time, there shall be deemed to be reserved and allotted for issuance a sufficient number of Common Shares to be issued upon due and proper exercise of such TURIP Rights following the Effective Time, and the TURIP shall be amended and restated to provided for the foregoing;

Assignment and Amendment and Restatement of the Fund DRIP

(i) the Fund DRIP and all related documents shall be assigned by the Fund to Newco, and the Fund DRIP shall be amended and restated (including to delete the optional trust unit purchase component of the Fund DRIP) by Newco such that eligible Canadian-resident holders of Common Shares who are properly enrolled in such plan may participate in the Fund DRIP, as amended and restated, with respect to any cash dividends paid by Newco on the Common Shares;

Enerplus Reorganization and Dissolution of Certain Arrangement Parties

(j) the Fund and certain of its subsidiaries shall be reorganized as follows:

ERC Acquisition of Notes

(i) ERC shall purchase the 383 Note and the 664 Note from EELP and ERC shall issue to EELP the ERC/EELP Note in satisfaction of the purchase price;

(ii) ERC shall purchase the EnerMark Grid Note and the EnerMark Holdco Note from ELP Finance and ERC shall issue to ELP Finance the ERC/ELP Note in satisfaction of the purchase price;

EnerMark Acquisition of ECT Assets

(iii) ECT shall transfer all of its assets to EnerMark and EnerMark shall issue to ECT one (1) Series 2 Preferred Share in the capital of EnerMark, with a redemption amount equal to

the aggregate fair market value of the transferred assets, in satisfaction of the purchase price;

Dissolution of ELP II

(iv) all of ELP II's assets shall be transferred and distributed to the Fund and EH II (the partners of ELP II), and the Fund and EH II shall assume all of the liabilities of ELP II, in each case in accordance with the respective partnership interests of the Fund and EH II, and ELP II shall be dissolved and terminated and shall thereafter cease to exist;

Dissolution of ECT

(v) ECT shall be dissolved in accordance with the following:

(A) EH II shall sell all units of ECT owned by EH II to the Fund and the Fund shall issue to EH II the Fund/EH II Note in satisfaction of the purchase price;

(B) all of ECT's assets shall be transferred and distributed to the Fund and the Fund shall assume all of the liabilities of ECT, all ECT units shall be cancelled and ECT shall be dissolved and terminated and shall thereafter cease to exist;

Dissolution of Enerplus FET Trust

(vi) all of Enerplus FET Trust's assets shall be transferred and distributed to the Fund and the Fund shall assume all of the liabilities of Enerplus FET Trust, all Enerplus FET Trust units shall be cancelled and Enerplus FET Trust shall be dissolved and terminated and shall thereafter cease to exist;

Dissolution of the Fund

(vii) all of the Fund's assets shall be transferred and distributed to Newco and Newco shall assume all of the liabilities of the Fund, all Trust Units and the Special Voting Right shall be cancelled and the Fund shall be dissolved and terminated and shall thereafter cease to exist; and

Dissolution of ELP Finance

(viii) all of ELP Finance's assets shall be transferred and distributed to Newco and Finance GP (the partners of ELP Finance), and Newco and Finance GP shall assume all of the liabilities of ELP Finance, in each case in accordance with the respective partnership interests of Newco and Finance GP, and ELP Finance shall be dissolved and terminated and shall thereafter cease to exist;

Amalgamation of Newco, Finance GP, EnerMark Holdco, EMI, EnerMark, ERC, EOG, EH II and ECT Trustco to form Newco Amalco

(k) Newco, Finance GP, EnerMark Holdco, EMI, EnerMark, ERC, EOG, EH II and ECT Trustco shall be amalgamated and continued as one corporation, Newco Amalco, in accordance with the following:

(i) the stated capital account of each class of shares of Finance GP, EnerMark Holdco, EMI, EnerMark, ERC, EOG, EH II and ECT Trustco shall be reduced, in each case, to $1.00 in aggregate immediately prior to the amalgamation and without any payment or distribution to their respective shareholders;

(ii) the Articles of Amalgamation for Newco Amalco shall be the same as the articles of Newco, including that the name of Newco Amalco shall be "Enerplus Corporation";

(iii) the Articles of Amalgamation of Newco Amalco shall be deemed to be the Articles of Incorporation of Newco Amalco and the Certificate of Amalgamation of Newco Amalco shall be deemed to be the Certificate of Incorporation of Newco Amalco;

(iv) each Common Share shall not be cancelled or converted and no securities shall be issued by Newco Amalco such that the Common Shares become the common shares in the capital of Newco Amalco;

(v) the shares of Finance GP, EnerMark Holdco, EMI, EnerMark, ERC, EOG, EH II and ECT Trustco shall be cancelled without any repayment of capital;

(vi) the property of each amalgamating corporation (other than shares or other securities of an amalgamating corporation held by another amalgamating corporation and an amount receivable by an amalgamating corporation from another amalgamating corporation, all of which shall be cancelled) shall continue to be the property of Newco Amalco;

(vii) Newco Amalco shall continue to be liable for the obligations of each of the amalgamating corporations (other than an amount owing by an amalgamating corporation to another amalgamating corporation, which shall be cancelled);

(viii) any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(ix) any civil, criminal or administrative action or proceeding pending by or against an amalgamating corporation may be continued to be prosecuted by or against Newco Amalco;

(x) a conviction against, or ruling, order or judgement in favour of or against, an amalgamating corporation may be enforced by or against Newco Amalco;

(xi) the by-laws of Newco Amalco shall be the by-laws of Newco in effect immediately prior to the Effective Date;

(xii) the first directors of Newco Amalco, who shall hold office until the next annual meeting of shareholders of Newco Amalco or until their successors are elected or appointed, shall be the directors of EnerMark (the administrator of the Fund) immediately prior to the Effective Time, currently being the persons whose names and jurisdictions of residence appear below:

Name	Jurisdiction of Residence
Edwin V. Dodge	Vancouver, B.C., Canada
Robert B. Hodgins	Calgary, Alberta, Canada
Gordon J. Kerr	Calgary, Alberta, Canada
Douglas R. Martin	Calgary, Alberta, Canada
David P. O'Brien	Calgary, Alberta, Canada
Elliott Pew	Boerne, Texas, U.S.A.
Glen D. Roane	Canmore, Alberta, Canada

W.C. (Mike) Seth	Calgary, Alberta, Canada
Donald T. West	Calgary, Alberta, Canada
Harry B. Wheeler	Calgary, Alberta, Canada
Clayton H. Woitas	Calgary, Alberta, Canada
Robert L. Zorich	Houston, Texas, U.S.A.

(xiii) the initial officers of Newco Amalco shall be the officers of EnerMark (the administrator of the Fund) immediately prior to the Effective Time;

(xiv) the registered office of Newco Amalco shall be the registered office of Newco immediately prior to the Effective Date, which shall be Suite 3000, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1; and

(xv) the initial auditors of Newco Amalco will be Deloitte & Touche LLP, who shall continue in office until the close of business of the first annual meeting of the Shareholders of Newco Amalco, and the directors of Newco Amalco are authorized to fix the remuneration of such auditors;

Termination of ERC Royalty Units and ERC Royalty Indenture

(l) all outstanding ERC Royalty Units shall be cancelled and the ERC Royalty Indenture shall be terminated and cease to be of any force and effect; and

Elimination of Consolidated Accounting Deficit

(m) for accounting purposes, the consolidated share capital of Newco Amalco shall be reduced, without payment or reduction to its stated capital, by the consolidated accounting deficit.

3.2 The Arrangement Parties shall make the appropriate entries in their securities registers to reflect the matters referred to under Section 3.1.

3.3 A former holder of EELP Units who disposes of EELP Units to Newco pursuant to the Arrangement shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act or, if the holder is a partnership, subsection 85(2) of the Tax Act (and in each case, where applicable, the analogous provisions of provincial or territorial income tax laws) with respect to the transfer of such holder's EELP Units to Newco by (i) checking the box (or, in the case of a non-registered former holder of EELP Units, instructing the broker, investment dealer, financial institution or other nominee through which the EELP Units are held (the "**Nominee**") to check the box) under the heading "*Indicate if a Joint Tax Election is Desired*" in the Letter of Transmittal provided to registered EELP Unitholders and returning a duly completed and signed Letter of Transmittal to the Depositary on or prior to February 28, 2011, following which Newco will provide the EELP Unitholder (or its Nominee) with the necessary prescribed federal election forms, and (ii) providing two signed copies of such necessary prescribed election forms to Newco on or before April 30, 2011, duly completed with the details of the number of EELP Units transferred and the applicable agreed amount or amounts for the purposes of such elections. Thereafter, the forms will be signed by Newco and filed by Newco with the Canada Revenue Agency (or the applicable provincial or territorial taxing authority). Newco will not be responsible for (i) an EELP Unitholder or its Nominee failing to check the above-described box and/or failing to return a duly completed and signed Letter of Transmittal to the Depositary on or before February 28, 2011, (ii) an EELP Unitholder failing to provide to Newco two signed copies of the necessary prescribed election forms, duly completed, on or before April 30, 2011, (iii) the proper completion of any election form or any election form failing to comply with the provisions of the Tax Act (or any applicable provincial or territorial income tax laws), or (iv) any taxes, interest, penalties or any other costs or damages resulting from the foregoing, including the failure by an EELP Unitholder to properly complete the election forms or to provide such forms in the form and manner prescribed by the

Tax Act (or any applicable provincial or territorial income tax laws). In its sole discretion, Newco may choose to provide an EELP Unitholder (or its Nominee) with the necessary prescribed federal election forms if a duly completed Letter of Transmittal, with the above-described box checked, is received by the Depositary after February 28, 2011, or to sign and file with the Canada Revenue Agency election forms received by it after April 30, 2011, but in either case Newco will have no obligation to do so.

ARTICLE 4
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

4.1 From and after the Effective Time, certificates formerly representing Trust Units and EELP Units that were exchanged pursuant to Section 3.1 shall represent only the right to receive the Common Shares to which holders are entitled under Article 3 of the Arrangement (including the certificates representing such Common Shares) and dividends or distributions with respect thereto.

4.2 Newco Amalco shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Trust Units or EELP Units, as applicable, of a duly executed Letter of Transmittal and the certificates representing such Trust Units or EELP Units, as applicable, together with such other documents and instruments as the Depository may reasonably require, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b) if requested by such former holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such former holder;

certificates or other evidence of ownership (including, without limitation, a "Direct Registration Advice"), representing the number of Common Shares to be delivered to such former holders under the Arrangement.

4.3 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Trust Units or EELP Units that were exchanged pursuant to Section 3.1 hereof has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary shall issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration may be required to, as a condition precedent to the receipt thereof, give a bond to Newco Amalco and its transfer agent, which bond is in form and substance satisfactory to Newco Amalco and its transfer agent, acting reasonably, or shall otherwise indemnify Newco Amalco and its transfer agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4 No certificates representing a fractional Common Share shall be issued under this Plan of Arrangement. In lieu of any fractional Common Share, each registered holder of Trust Units or EELP Units otherwise entitled to a fractional interest in a Common Share, shall receive the nearest whole number of Common Shares (with fractions equal to exactly 0.5 being rounded up).

4.5 References in this Article 4 to certificates representing Trust Units or EELP Units shall be deemed to include certificates representing securities of predecessor entities of the Fund and EELP, as applicable, which have not been exchanged for certificates representing Trust Units or EELP Units, as applicable.

ARTICLE 5
AMENDMENTS

5.1 The Fund, EELP, EnerMark and Newco may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be: (a) set out in writing; (b) filed with the Court and, if made following

the Meeting, approved by the Court; and (c) communicated to the Unitholders if and as required by the Court.

5.2 Other than as may be required under the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Fund, EELP, EnerMark or Newco at any time prior to or at the Meeting (provided that all such parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting, shall become part of this Plan of Arrangement for all purposes.

5.3 Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of the Fund, EELP, EnerMark and Newco.

5.4 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time by Newco Amalco provided that it is not adverse to the financial or economic interests of any former holder of Trust Units or EELP Units.

ARTICLE 6 WITHHOLDINGS

6.1 Newco Amalco and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable under this Plan of Arrangement to any Unitholder such amounts as Newco Amalco or the Depositary determines, acting reasonably, are required to be deducted and withheld with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Unitholders in respect of which such deduction and withholding was made; provided that, such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 7 FURTHER ASSURANCES

7.1 Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Arrangement Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein. The Fund, EELP, EnerMark and Newco may agree not to implement this Plan of Arrangement, notwithstanding the passing of the Arrangement Resolution approving the Arrangement by the Unitholders and the receipt of the Final Order.